Exhibit 99.1
Pacific Drilling Announces First-Quarter 2016 Results
Conference call set 9 a.m. Central time Friday, May 6, 2016

•	EBITDA(a) for first-quarter of $112.9 million, representing an EBITDA margin(b) of 55.0 percent

•	Record high revenue efficiency(c) of 97.7% yielded revenues of $205.4 million

•	Operating and G&A costs of $94.1 million, a reduction of 20% from fourth-quarter 2015 and 30% from first-quarter 2015
LUXEMBOURG (May 5, 2016) - Pacific Drilling S.A. (NYSE: PACD) today announced a net loss for first-quarter 2016 of $2.5 million or $0.01 per diluted share, compared to a net loss of $13.6 million or $0.06 per diluted share for fourth-quarter 2015 and net income of $51.7 million or $0.24 per diluted share for first-quarter 2015.
CEO Chris Beckett said, "Notwithstanding the commodity price uncertainty and challenging industry conditions, we delivered strong financial results with a record revenue efficiency of 97.7% and an EBITDA of $113 million, representing an impressive 55% EBITDA margin, despite only four out of our seven drillships operating during the quarter. We also continued to reduce our costs, while maintaining a strong focus on safe and efficient operations for our clients.”

First-Quarter 2016 Operational and Financial Commentary
Contract drilling revenue for first-quarter 2016 was $205.4 million, which included $12.7 million of deferred revenue amortization, compared to fourth-quarter 2015 contract drilling revenue of $267.6 million, which included $20.4 million of deferred revenue amortization. Contract drilling revenue decreased in the first-quarter primarily as a result of the Pacific Khamsin being idle during first-quarter 2016. During the three months ended March 31, 2016, our operating fleet achieved average revenue efficiency of 97.7 percent, a further improvement from fourth-quarter 2015’s previous record high of 97.3 percent.
Operating expenses for first-quarter 2016 were $79.0 million, compared to $104.9 million for fourth-quarter 2015. The reduction in operating expenses was primarily the result of the Pacific Khamsin being idle during first-quarter 2016. Operating expenses for first-quarter 2016 included $5.0 million in reimbursable costs, $8.1 million in shore-based and other support costs, and $2.8 million in amortization of deferred costs.
Direct rig-related daily operating expenses for operating rigs, excluding reimbursable costs, averaged $145,800 per rig in first-quarter 2016, down from an average of $150,300 per operating rig in fourth-quarter 2015. The reduction in direct rig-related daily operating expenses was primarily the result of continued fleet-wide cost saving measures. Direct rig-related daily operating expenses for our three idle rigs averaged $36,500 per rig in first-quarter 2016. This includes the Pacific Khamsin, which transitioned from full operating mode to smart-stacked mode during the first-quarter 2016.
General and administrative expenses for first-quarter 2016 were $15.1 million, compared to $12.6 million for fourth-quarter 2015. The increase in general and administrative expenses in the first-quarter 2016 is due to increased legal fees related to ongoing litigation. Such costs are anticipated to decrease in future quarters.
EBITDA for first-quarter 2016 was $112.9 million, compared to Adjusted EBITDA(a) of $149.8 million for fourth-quarter 2015. A reconciliation of net income to EBITDA and Adjusted EBITDA is included in the schedules accompanying this release.
Interest expense for first-quarter was $45.5 million, compared to $50.1 million for the fourth-quarter 2015. The decrease in interest expense was primarily due to the write-off of the unamortized deferred financing costs related to the termination of the 2014 revolving credit facility in fourth-quarter 2015.

Liquidity and Capital Expenditures
During first-quarter 2016, cash flow from operations was $86.7 million. Our liquidity as of March 31, 2016 was $622.3 million, consisting of $407.3 million in cash and $215.0 million in available and undrawn liquidity under our 2013 revolving credit facility.
Capital expenditures for the three months ended March 31, 2016 were $28.6 million and primarily consisted of the purchases of fleet spare equipment committed to in prior years to support our operations.
CFO Paul Reese commented, “During first-quarter 2016, we continued to reduce our daily operating expenses and net debt, which is consistent with our objective to strengthen our balance sheet in the current difficult market environment.”
Investor Toolkit
Updated schedules of expected amortization of deferred revenue, depreciation expense, and interest expense for our existing financing are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.
Footnotes
(a) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release.
(b) EBITDA margin is defined as EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(c) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
Conference Call
Pacific Drilling will conduct a conference call at 9 a.m. Central time on Friday, May 6, 2016 to discuss first-quarter 2016 results. To participate in the May 6 call, please dial +1 913-312-1377 or 1-888-213-3710 and refer to confirmation code 9053456 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section. A replay of the call also will be available on the company’s website.

About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.
Forward-Looking Statements
Certain statements and information contained in this press release, and oral statements made regarding the subjects of this press release, including the conference call announced herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including revenues, operating results and revenue efficiency, future client contract opportunities and availability of vessels. Although we believe that these forward-looking statements are reasonable as and when made, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include: future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of market conditions, mechanical difficulties, performance or other reasons; changes in worldwide rig supply and demand, competition and technology; actual contract commencement dates; our ability to repay debt and adequacy of and access to sources of liquidity; and downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts) (unaudited)

	Three Months Ended
	March 31, 2016	December 31, 2015	March 31, 2015
Revenues
Contract drilling	$205,378	$267,600	$283,392
Costs and expenses
Operating expenses	(78,973)	(104,870)	(117,669)
General and administrative expenses	(15,126)	(12,609)	(16,366)
Depreciation expense	(68,076)	(67,679)	(57,072)
	(162,175)	(185,158)	(191,107)
Loss from construction contract rescission	—	(40,155)	—
Operating income	43,203	42,287	92,285
Other income (expense)
Interest expense	(45,493)	(50,064)	(36,709)
Other income (expense)	1,632	(364)	(2,051)
Income (loss) before income taxes	(658)	(8,141)	53,525
Income tax expense	(1,853)	(5,451)	(1,795)
Net income (loss)	$(2,511)	$(13,592)	$51,730
Earnings (loss) per common share, basic	$(0.01)	$(0.06)	$0.24
Weighted average number of common shares, basic	211,209	210,771	213,627
Earnings (loss) per common share, diluted	$(0.01)	$(0.06)	$0.24
Weighted average number of common shares, diluted	211,209	210,771	213,686

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	March 31, 2016	December 31, 2015
Assets:
Cash and cash equivalents	$407,273	$116,033
Accounts receivable	137,459	168,050
Materials and supplies	96,233	98,243
Deferred costs, current	10,714	10,582
Prepaid expenses and other current assets	18,783	14,312
Total current assets	670,462	407,220
Property and equipment, net	5,097,755	5,143,556
Long-term receivable	202,575	202,575
Other assets	38,210	39,369
Total assets	$6,009,002	$5,792,720
Liabilities and shareholders’ equity:
Accounts payable	$23,292	$44,167
Accrued expenses	36,347	44,221
Long-term debt, current	76,724	76,793
Accrued interest	36,997	16,442
Derivative liabilities, current	7,084	7,483
Deferred revenue, current	47,904	49,227
Total current liabilities	228,348	238,333
Long-term debt, net of current maturities	3,005,557	2,768,877
Deferred revenue	49,304	60,639
Other long-term liabilities	36,339	32,816
Total long-term liabilities	3,091,200	2,862,332
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 211,209 and 211,207 shares outstanding as of March 31, 2016 and December 31, 2015, respectively	2,185	2,185
Additional paid-in capital	2,383,584	2,381,420
Treasury shares, at cost	(30,000)	(30,000)
Accumulated other comprehensive loss	(25,744)	(23,490)
Retained earnings	359,429	361,940
Total shareholders’ equity	2,689,454	2,692,055
Total liabilities and shareholders’ equity	$6,009,002	$5,792,720

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended
	March 31, 2016	December 31, 2015	March 31, 2015
Cash flow from operating activities:
Net income (loss)	$(2,511)	$(13,592)	$51,730
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	68,076	67,679	57,072
Amortization of deferred revenue	(12,658)	(20,449)	(22,689)
Amortization of deferred costs	2,835	5,832	8,483
Amortization of deferred financing costs	3,625	3,307	2,725
Amortization of debt discount	323	313	227
Write-off of unamortized deferred financing costs	—	5,965	—
Loss from construction contract rescission	—	38,084	—
Deferred income taxes	1,715	8,534	(5,507)
Share-based compensation expense	2,164	4,095	3,107
Changes in operating assets and liabilities:
Accounts receivable	30,591	(21,606)	65,374
Materials and supplies	2,010	3,739	(4,085)
Prepaid expenses and other assets	(7,055)	(11,071)	2,412
Accounts payable and accrued expenses	(2,412)	(10,654)	(11,404)
Deferred revenue	—	(509)	491
Net cash provided by operating activities	86,703	59,667	147,936
Cash flow from investing activities:
Capital expenditures	(28,588)	(38,134)	(57,503)
Net cash used in investing activities	(28,588)	(38,134)	(57,503)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	—	(80)	(42)
Proceeds from long-term debt	235,000	50,000	180,000
Payments on long-term debt	(1,875)	(102,915)	(288,375)
Payments for financing costs	—	(3,570)	(500)
Purchases of treasury shares	—	—	(16,442)
Net cash provided by (used in) financing activities	233,125	(56,565)	(125,359)
Net increase (decrease) in cash and cash equivalents	291,240	(35,032)	(34,926)
Cash and cash equivalents, beginning of period	116,033	151,065	167,794
Cash and cash equivalents, end of period	$407,273	$116,033	$132,868

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss from construction contract rescission, taxes, depreciation and amortization. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the company's operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the company's operating performance during the periods presented below.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA
(in thousands) (unaudited)

	Three Months Ended
	March 31, 2016	December 31, 2015	March 31, 2015
Net income (loss)	$(2,511)	$(13,592)	$51,730
Add:
Write-off of unamortized deferred financing costs	—	5,965	—
Interest expense	45,493	44,099	36,709
Interest expense	45,493	50,064	36,709
Depreciation expense	68,076	67,679	57,072
Income taxes	1,853	5,451	1,795
EBITDA	$112,911	$109,602	$147,306

Add:
Loss from construction contract rescission	—	40,155	—
Adjusted EBITDA	$112,911	$149,757	$147,306